UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42013

SuperX AI Technology Limited

(Translation of registrant’s name into English)

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Resignation of Mr. Yee Man (Thomas) Law as Executive Director and Chief Executive Officer of SuperX AI Technology Limited (the “Company”)

On November 10, 2025, the Board of Directors of the Company (the “Board”) accepted the resignation of Mr. Yee Man (Thomas) Law as Executive Director and Chief Executive Officer of the Company, effective November 30, 2025. Mr. Law’s resignation was not due to any disagreements with the Company regarding its operations, policies, or practices.

Appointment of Dr. Chenhong Huang as Chairman of the Board, Executive Director and Chief Executive Officer

On November 17, 2025, the Company announced that Dr. Chenhong Huang has been appointed as Chairman of the Board, Executive Director, and Chief Executive Officer of the Company. Dr. Huang’s appointment is effective December 1, 2025.

The biographical information for Dr. Huang is as follows:

Dr. Chenhong Huang is a seasoned technology executive with more than 30 years of leadership experience across global enterprise software, cloud, and IT infrastructure companies. Since April 2025, he has served as a Board Member of Yonyou, a Chinese enterprise software company, where he previously served as President from January to March 2025. Prior to that, Dr. Huang was Global Executive Vice President and President of SAP Greater China from August 2021 to December 2024. From October 2014 to August 2021, he served as Chairman and President of Dell Greater China. Earlier in his career, Dr. Huang held senior leadership positions with APC by Schneider Electric, Tellabs Corporation, and Nortel Corporation, including President of APC Greater China, Chairman of Zhuhai Uniflair, President of Tellabs China, and President of Carrier Sales for Nortel China, respectively. Dr. Huang holds a Ph.D. in Electrical Engineering from Texas A&M University, an M.S. in Electrical Engineering from Fudan University, and a B.S. in Physics from Fudan University. Dr. Huang is a U.S. citizen.

On November 17, 2025, SuperX AI Technology Limited issued a press release entitled “SuperX AI Technology Limited Appoints Enterprise Technology Veteran Dr. Chenhong Huang as Chairman and CEO to Lead Global AI Infrastructure Expansion”. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

EXHIBITS INDEX

Exhibit No.	Description
10.1	Director Offer Letter between Dr. Chenhong Huang and the Company.
10.2	Employment Agreement between Dr. Chenhong Huang and the Company.
99.1	Press Release, dated November 17, 2025, “SuperX AI Technology Limited Appoints Enterprise Technology Veteran Dr. Chenhong Huang as Chairman and CEO to Lead Global AI Infrastructure Expansion”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2025	SuperX AI Technology Limited

	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit Anderson
	Title:	Executive Director

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